**Exhibit 99.2**

**Schedule I**
**Reconciliation of Cleco Midstream and Perryville Non-GAAP Earnings Data to Their Most**
**Comparable Financial Measure Calculated and Presented in Accordance with GAAP**

| | **Comparison of Diluted Earnings per Share For the Three Months ended Sep. 30,** | | |
| --- | --- | --- | --- |
| | **2006** | **2005** | **Variance** |
| Cleco Midstream earnings from continuing operations | $0.07 | $2.35 | ($2.28) |
| Less: Perryville reconsolidation | -- | ($2.09) | ($2.09) |
| Cleco Midstream earnings (loss) from continuing operations (excluding Perryville) | $0.07 | $0.26 | ($0.19) |
| | | | |
| Perryville Energy Partners, L.L.C. | -- | $2.09 | ($2.09) |
| Less: Perryville reconsolidation | -- | ($2.09) | $2.09 |
| Perryville Energy Partners, L.L.C. earnings (excluding Perryville) | -- | -- | -- |

| | **Comparison of Diluted Earnings per Share For the 9 Months ended Sep. 30,** | | |
| --- | --- | --- | --- |
| | **2006** | **2005** | **Variance** |
| Cleco Midstream earnings from continuing operations | $0.11 | $2.49 | ($2.38) |
| Less: Perryville reconsolidation | -- | ($2.11) | $2.11 |
| Cleco Midstream earnings from continuing operations (excluding Perryville) | $0.11 | $0.38 | ($0.27) |
| | | | |
| Perryville Energy Partners, L.L.C. | $0.02 | $2.11 | ($2.09) |
| Less: Perryville reconsolidation | -- | ($2.11) | $2.11 |
| Perryville Energy Partners, L.L.C. earnings (excluding Perryville) | $0.02 | -- | $0.02 |